                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1998

                                      OR

[  ]     Transition report pursuant to Section 15(d) of the Securities Exchange
         Act of 1934


                       Commission File Number:  0-21660


         A. Full title of the Plan:

                 PAPA JOHN'S INTERNATIONAL, INC., 401(K) PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        PAPA JOHN'S INTERNATIONAL, INC.
                      11492 Bluegrass Parkway, Suite 175
                       Louisville, Kentucky  40299-2334
                           Telephone: (502) 266-5200


________________________________________________________________________________

                             Financial Statements
                                 and Schedules

                  Papa John's International, Inc. 401(k) Plan

                          December 31, 1998 and 1997
                       and Year Ended December 31, 1998
                      with Report of Independent Auditors

                  Papa John's International, Inc. 401(k) Plan

                             Financial Statements
                                 and Schedules

                          December 31, 1998 and 1997
                       and Year Ended December 31, 1998

                                   Contents


Report of Independent Auditors............................................    1

Financial Statements

Statements of Net Assets Available for Benefits...........................    3
Statement of Changes in Net Assets Available for Benefits.................    5
Notes to Financial Statements.............................................    6

Schedules

Schedule of Assets Held for Investment Purposes...........................    9
Schedule of Reportable Transactions.......................................   10

Report of Independent Auditors


401(k) Plan Committee
Papa John's International, Inc.

We have audited the accompanying statements of net assets available for benefits of the Papa John's International, Inc. 401(k) Plan as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

June 3, 1999
Louisville, Kentucky

                             /s/ Ernst & Young LLP
                             ---------------------
                                 Ernst & Young LLP

Papa John's International, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information December 31, 1998




                                                                 Fund Information
-----------------------------------------------------------------------------------------------------------
                                    Papa John's         Davis             AIM   Templeton           Aim
                                         Common      New York   Constellation     Foreign         Value
                                          Stock  Venture Fund            Fund        Fund          Fund
-----------------------------------------------------------------------------------------------------------

Assets

Investments at fair value:

  Common Stock:

    Papa John's International, Inc.    $100,560      $      -      $        -    $      -    $        -

  Mutual funds:

    Davis New York Venture Fund               -       179,736               -           -             -

    AIM Constellation Fund                    -             -       1,089,075           -             -

    Templeton Foreign Fund                    -             -               -     319,528             -

    AIM Value Fund                            -             -               -           -     1,090,724

    Quest for Value Opportunity Fund          -             -               -           -             -

    American Balanced Fund                    -             -               -           -             -

    Bond Fund of America                      -             -               -           -             -

    AIM Money Market Fund                     -             -               -           -             -

  Participant loans                           -             -               -           -             -
                                      -------------------------------------------------------------------
    Total investments                   100,560       179,736       1,089,075     319,528     1,090,724

  Contributions receivable
    from participants                     9,580        14,272          41,394      11,973        37,227
                                      -------------------------------------------------------------------
  Net assets available for benefits    $110,140      $194,008      $1,130,469    $331,501    $1,127,951
                                      ===================================================================





                                                        Fund Information
--------------------------------------------------------------------------------------------
                                     Quest for Value  American                  AIM Money
                                     Opportunity      Balanced     Bond Fund      Market
                                       Fund             Fund      of America        Fund
--------------------------------------------------------------------------------------------
Assets

Investments at fair value:

  Common Stock:

    Papa John's International, Inc.    $      -      $      -    $        -      $      -

  Mutual funds:

    Davis New York Venture Fund        $      -      $      -    $        -      $      -

    AIM Constellation Fund             $      -      $      -    $        -      $      -

    Templeton Foreign Fund             $      -      $      -    $        -      $      -

    AIM Value Fund                     $      -      $      -    $        -      $      -

    Quest for Value Opportunity Fund   $663,055      $      -    $        -      $      -

    American Balanced Fund                    -       322,633             -             -

    Bond Fund of America                      -             -       240,613             -

    AIM Money Market Fund                     -             -             -       252,829

  Participant loans                           -             -             -             -
                                      ------------------------------------------------------
    Total investments                   663,055       322,633       240,613       252,829

  Contributions receivable
    from participants                    22,104        13,441        10,157        14,753
                                      ------------------------------------------------------
    Net assets available for benefits $ 685,159      $336,074      $250,770      $267,582
                                      ======================================================



                                                 Participant
                                                    Loans            Total
                                               ---------------------------

Assets

Investments at fair value:
  Common Stock:

    Papa John's International, Inc.              $       -      $  100,560

  Mutual funds:

    Davis New York Venture Fund                          -         179,736

    AIM Constellation Fund                               -       1,089,075

    Templeton Foreign Fund                               -         319,528

    AIM Value Fund                                       -       1,090,724

    Quest for Value Opportunity Fund                     -         663,055

    American Balanced Fund                               -         322,633

    Bond Fund of America                                 -         240,613

    AIM Money Market Fund                                -         252,829

  Participant loans                                100,172         100,172
                                                 -------------------------
   Total investments                               100,172       4,358,925

 Contributions receivable
   from participants                                     -         174,901
                                                 -------------------------
 Net assets available for benefits                $100,172      $4,533,826
                                                 =========================


See accompanying notes.

Papa John's International, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information December 31, 1997




                                                                 Fund Information
-------------------------------------------------------------------------------------------------------
                                             AIM         Templeton          AIM         Quest for Value
                                       Constellation      Foreign          Value          Opportunity
                                            Fund           Fund             Fund             Fund
-------------------------------------------------------------------------------------------------------

Assets

Investments at fair value:

  Mutual funds:

    AIM Constellation Fund                  $590,366      $      -      $      -           $        -

    Templeton Foreign Fund                         -       251,053             -                    -

    AIM Value Fund                                 -             -       527,428                    -

    Quest for Value Opportunity Fund               -             -             -              391,215

    American Balanced Fund                         -             -             -                    -

    Bond Fund of America                           -             -             -                    -

    AIM Money Market Fund                          -             -             -                    -

  Participant loans                                -             -             -                    -
                                      -----------------------------------------------------------------
    Total investments                        590,366       251,053       527,428              391,215

  Contributions receivable
    from participants                         25,514        10,220        19,746               14,384
                                      -----------------------------------------------------------------
  Total assets                               615,880       261,273       547,174              405,599


  Liabilities

     Excess contributions refundable
       to participants                         5,093         4,691         4,467                  939
                                     -------------------------------------------------------------------
  Net assets available for benefits        $ 610,787    $  256,582      $542,707            $ 404,660
                                     ===================================================================



                                                 Fund Information
----------------------------------------------------------------------------------------
                                       American                             AIM Money
                                       Balanced            Bond Fund          Market        Participant
                                         Fund              of America          Fund            Loans               Total
------------------------------------------------------------------------------------------------------------------------
Assets

Investments at fair value:

  Mutual funds:

    AIM Constellation Fund             $      -              $      -        $     -           $      -       $  590,366

    Templeton Foreign Fund                    -                     -              -                  -          251,053

    AIM Value Fund                            -                     -              -                  -          527,428

    Quest for Value Opportunity Fund          -                     -              -                  -          391,215

    American Balanced Fund              207,704                     -              -                  -          207,704

    Bond Fund of America                      -               166,076              -                  -          166,076

    AIM Money Market Fund                     -                     -        126,068                  -          126,068

  Participant loans                           -                     -              -             88,113           88,113
                                     ------------------------------------------------------------------------------------
    Total investments                   207,704               166,076        126,068             88,113        2,348,023

  Contributions receivable
    from participants                     7,908                 5,844          7,125                  -           90,741
                                     ------------------------------------------------------------------------------------
  Total assets                          215,612               171,920        133,193             88,113        2,438,764

  Liabilities

     Excess contributions refundable
       to participants                    2,137                 1,321           2,728                  -          21,376
                                     ------------------------------------------------------------------------------------
  Net assets available for benefits   $ 213,475            $  170,599        $130,465          $  88,113      $2,417,388
                                     ====================================================================================


See accompanying notes.

Papa John's International, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information Year Ended December 31, 1998


                                                                                Fund Information
                                                   ---------------------------------------------------------------------------
                                                   Papa John's      Davis             AIM            Templeton         AIM
                                                     Common        New York       Constellation       Foreign          Value
                                                     Stock       Venture Fund         Fund             Fund            Fund
                                                   ---------------------------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments                     $ 20,635       $  8,404        $  122,989       $(46,092)      $  170,050
  Interest and dividends                                   7          3,867            26,350         31,743           66,889
                                                   ---------------------------------------------------------------------------
 Net investment income                                20,642         12,271           149,339        (14,349)         236,939
 Contributions from participants                     147,789        127,859           468,342        149,233          400,735
                                                   ---------------------------------------------------------------------------
Total additions                                      168,431        140,130           617,681        134,884          637,674

Deductions from net assets attributed to:
 Benefits paid to participants                        84,371          3,583            84,306         22,376           58,170
 Investment management fee                               (12)            22               543            220              388
                                                   ---------------------------------------------------------------------------
Total deductions                                      84,359          3,605            84,849         22,596           58,558
                                                   ---------------------------------------------------------------------------
Net increase prior to interfund transfers             84,072        136,525           532,832        112,288          579,116
Interfund transfers                                   26,068         57,483           (13,150)       (37,369)           6,128
                                                   ---------------------------------------------------------------------------
Net increase in net assets available for benefits    110,140        194,008           519,682         74,919          585,244
Net assets available for benefits at beginning
 of year                                                   -              -           610,787        256,582          542,707
                                                   ---------------------------------------------------------------------------
Net assets available for benefits at end of year    $110,140       $194,008        $1,130,469       $331,501       $1,127,951
                                                   ===========================================================================


                                                                                Fund Information
                                                   ------------------------------------------------------
                                                   Quest for Value    American                  AIM Money
                                                     Opportunity      Balanced    Bond Fund      Market
                                                        Fund            Fund      of America      Fund
                                                   ------------------------------------------------------
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments                       $ (1,039)       $   (760)   $   (5,737)    $      -
  Interest and dividends                                36,746          27,986        13,201        7,750
                                                   ------------------------------------------------------
 Net investment income                                  35,707          27,226         7,464        7,750
 Contributions from participants                       254,183         155,587       109,742      164,818
                                                   ------------------------------------------------------
Total additions                                        289,890         182,813       117,206      172,568

Deductions from net assets attributed to:
 Benefits paid to participants                          38,643          13,760        18,519       19,683
 Investment management fee                                 283             161           167          368
                                                   ------------------------------------------------------
Total deductions                                        38,926          13,921        18,686       20,051
                                                   ------------------------------------------------------
Net increase prior to interfund transfers              250,964         168,892        98,520      152,517
Interfund transfers                                     29,535         (46,293)      (18,349)     (15,400)
                                                   ------------------------------------------------------
Net increase in net assets available for benefits      280,499         122,599        80,171      137,117
Net assets available for benefits at beginning
 of year                                               404,660         213,475       170,599      130,465
                                                   ------------------------------------------------------
Net assets available for benefits at end of year      $685,159        $336,074      $250,770     $267,582
                                                   ======================================================

                                                   Participant
                                                      Loans         Total
                                                   -------------------------
Additions to net assets attributed to:
 Investment income:
  Net appreciation (depreciation)
   in fair value of investments                     $      -      $  268,450
  Interest and dividends                               5,455         219,994
                                                    ------------------------
 Net investment income                                 5,455         488,444
 Contributions from participants                           -       1,978,288
                                                    ------------------------
Total additions                                        5,455       2,466,732


Deductions from net assets attributed to:
 Benefits paid to participants                         4,743         348,154
 Investment management fee                                 -           2,140
                                                    ------------------------
Total deductions                                       4,743         350,294
                                                    ------------------------
Net increase prior to interfund transfers                712       2,116,438
Interfund transfers                                   11,347               -
                                                    ------------------------
Net increase in net assets available for benefits     12,059       2,116,438
Net assets available for benefits at beginning
 of year                                              88,113       2,417,388
                                                    ------------------------
Net assets available for benefits at end of year    $100,172      $4,533,826
                                                    ========================

See accompanying notes.

Papa John's International, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 1998 and 1997


1.  Description of Plan

Papa John's International, Inc. (the "Company") established the Papa John's International, Inc. 401(k) Plan (the "Plan") on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company, and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participants may voluntarily elect to contribute up to 15% of their annual eligible wages to their account within the Plan. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. No such Company contributions were made during 1998 or 1997.

The contributions are allocated among eight alternative mutual funds and Company common stock at the direction of the participant. Each fund's investment income or loss, less any investment management fees, is allocated to participant accounts based on their proportionate interest in the fund. The value of participant accounts will fluctuate with the market value of the securities in which the fund is invested. The contributions and the earnings on those contributions are immediately vested to the participant and are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons. Participants may also borrow from their account through participant loans. The Summary Plan Description provides for a more complete description of the Plan's provisions.

Certain Plan administrative expenses are paid by the Company.


2.  Significant Accounting Policies

Investments

Mutual funds are stated at fair value as determined by quoted market prices. Papa John's International, Inc. common stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Participant loans are stated at an estimated fair value based on their outstanding balances.

Contributions from Participants

Contributions from participants are recorded when the Company makes payroll deductions. Contributions receivable from participants represent amounts collected from participants that have not yet been deposited into the participants' individual accounts.

Excess Contributions Refundable to Participants

The Plan is subject to certain contribution limits for highly-compensated participants as defined by the Internal Revenue Code (the "IRC"). Calculations performed subsequent to the Plan year-end indicated that excess contributions refundable to participants amounted to $21,376 as of December 31, 1997. There were no excess contributions refundable to participants as of December 31, 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

During the year ended December 31, 1998, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:

        Investments at fair value as determined by quoted market price:
          Papa John's International, Inc. common stock                $  20,635
          Mutual funds                                                  247,815
                                                                      ----------
                                                                      $ 268,450
                                                                     ===========

4.  Tax Status

The Company amended the Plan effective January 1, 1998. The Plan is in the process of applying for a determination letter from the Internal Revenue Service stating that the Plan, as amended, is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are completely vested with respect to the balance of their account.

6.  Year 2000 Issue (unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by September 1999. The Company will pay for the costs related to the year 2000 project which are believed to be immaterial to its financial position.

For the second phase of the project, the Company is querying its significant vendors with respect to year 2000 issues. Based on the responses received from approximately 75% of the vendors, the Company is not aware of any vendors with a year 2000 issue that would materially impact the operations of the Plan. However, the Company has no means of ensuring that vendors will be year 2000 ready. The inability of vendors to complete their year 2000 resolution process in a timely fashion could materially impact the Plan, although the actual impact of non-compliance by vendors is not determinable.

                                   Schedules

                  Papa John's International, Inc. 401(k) Plan

                      EIN:  61-1203323, Plan Number:  001
           Line 27a-Schedule of Assets Held for Investment Purposes

                               December 31, 1998


                                                Description of
                                             Investment, Including
                                              Shares Held or Rate
Identity of Issue or Borrower                     of Interest              Cost         Current Value
-----------------------------------------------------------------------------------------------------
Common Stock:
  Papa John's International, Inc. *                2,279  shares           $   79,793      $  100,560

Mutual funds:
  Davis New York Venture Fund                      7,187  shares           $  170,955      $  179,736
  AIM Constellation Fund                          35,684  shares              981,039       1,089,075
  Templeton Foreign Fund                          38,084  shares              385,498         319,528
  AIM Value Fund                                  27,139  shares              921,899       1,090,724
  Quest for Value Opportunity Fund                18,444  shares              636,585         663,055
  American Balanced Fund                          20,472  shares              322,527         322,633
  Bond Fund of America                            17,679  shares              242,484         240,613
  AIM Money Market Fund                          252,829  shares              252,829         252,829
                                                                           --------------------------
Total Mutual Funds                                                         $3,913,816      $4,158,193

Participant Loans                            8.75% - 10.5% per annum               -          100,172
                                                                                           ----------
Total Investments                                                                          $4,358,925
                                                                                           ==========

*    Represents party in interest to the Plan.

                  Papa John's International, Inc. 401(k) Plan

                      EIN:  61-1203323, Plan Number:  001

                Line 27d - Schedule of Reportable Transactions

                         Year ended December 31, 1998

                                                                                                   Current Value
                                                                                                    of Asset on
                                                  Purchase                                          Transaction           Net Gain
Description of Assets                               Price      Selling Price    Cost of Assets          Date               (Loss)
----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - series of transactions in excess of 5 percent of plan assets
-----------------------------------------------------------------------------
Davis New York Venture Fund                       $173,685       $    --            $173,685          $173,685            $   --
                                                       --           6,200              6,578             6,200               (378)

AIM Constellation Fund                             485,633            --             485,633           485,633                --
                                                       --         136,099            126,942           136,099              9,157

Templeton Foreign Fund                             159,339            --             159,339           159,339                --
                                                       --          76,465             76,308            76,465                157

AIM Value Fund                                     438,812            --             438,812           438,812                --
                                                       --         112,303             98,818           112,303             13,485

Quest for Value Opportunity Fund                   307,541            --             307,541           307,541                --
                                                       --          71,300             65,797            71,300              5,503

American Balanced Fund                             162,144            --             162,144           162,144                --
                                                       --          74,387             71,959            74,387              2,428

Bond Fund of America                               110,741            --             110,741           110,741                --
                                                       --          43,628             44,279            43,628               (651)

AIM Money Market Fund                              166,265            --             166,265           166,265                --
                                                       --          47,215             47,215            47,215                --

There were no category (i), (ii), or (iv) transactions during 1998.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                 PAPA JOHN'S INTERNATIONAL, INC.,
                                 401(K) PLAN



Date: June 25, 1999              By: /s/ E. Drucilla Milby
      -------------                  ---------------------------------
                                     E. Drucilla Milby
                                     President, Chief Executive Officer
                                     and Treasurer


                                      10